October 19, 2018

Alex J. Mannine
Chief Executive Officer
Vynleads, Inc.
596 Herrons Ferry Road
Suite 301
Rock Hill, SC 29730

       Re: Vynleads, Inc.
           Registration Statement on Form S-1
           File No. 333-227499
           Filed September 24, 2018

Dear Mr. Mannine:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note your disclosure that you will need to raise substantial additional funds to pay for your operating expenses for the next 12 months. Clarify whether you have any plans or arrangements to issue shares for this purpose. Similarly, disclose whether you have any plans or arrangements to receive additional loans from related parties. Alex J. Mannine
FirstName Inc.
Vynleads, LastNameAlex J. Mannine
Comapany NameVynleads, Inc.
October 19, 2018
October 19, 2018 Page 2
Page 2
FirstName LastName
Prospectus Summary
Emerging Growth Company Status, page 2

2. You state that you expect to remain an emerging growth company until 2018. Revise to clarify whether you expect to continue to meet the definition of an emerging growth company moving forward.
Risk Factors
Risks Related to our Common Stock and this Offering, page 11

3. Address whether and how the rights you granted to the purchasers in your private placement beginning November 2017 may affect investors who purchase shares in this offering.
4. Include risk factor disclosure addressing the exclusive forum clause in your amended and restated certificate of incorporation. Also address the provision renouncing any interest or expectancy of the company in being offered certain corporate opportunities. Explain how these provisions will impact holders of your shares.
The Company
Overview, page 21

5. We note the importance of your advertising campaigns to growing your business. Discuss how you structure your marketing and advertising programs and to the extent material, address to what extent the company relies on certain platforms for attracting new customers.
The Lifestyle Blueprint and Our Other Products, page 21

6. Provide the basis for your statement on page 22 regarding the health claims of your DWD
         x3 supplement. Additionally, disclose whether you are the only distributor of these supplements.
Markets for Lifestyle Blueprints, page 22

7. Clarify what you mean by your disclosure that the size of the prediabetes and type 2 diabetes market is $245 billion. Your discussion here should provide clarity to investors as to the specific nature of the market and industry that you operate in. In that respect, it is also unclear how your reference to the size of the total U.S. healthcare market is relevant given the nature of your current product offerings.
 Alex J. Mannine
FirstName Inc.
Vynleads, LastNameAlex J. Mannine
Comapany NameVynleads, Inc.
October 19, 2018
October 19, 2018 Page 3
Page 3
FirstName LastName
Management's Discussion and Analysis
Results of operations, page 29

8. We note your disclosure of revenue, net of refunds and chargebacks. Please tell us how you considered ASC 606-10-50-5 in determining whether to present disaggregated revenue for your internet content subscriptions and your e-commerce product sales.
9. You describe the decrease in advertising expenses as a percentage of revenues as attributable, in part, to performance based pricing. Please expand your disclosure to clarify the nature of performance based pricing and tell us what types of guarantees you are offering, if any. In addition tell us if you have identified separate performance obligations using the criteria in ASC 606 and if related assets or liabilities have been recorded.
Certain Relationships and Related Transactions, page 39

10. Explain the reason that Mr. Stetsenko and Mr. Mannine each returned shares of common stock to the company for no consideration. Also, revise the header here to indicate that your disclosure on pages 39 and 40 concerns related party transactions.
Financial Statements
Summary of Significant Accounting Policies, page F-6

11. We note that an increase in software development costs is identified as a driver of SG&A expenses in your Results of Operations disclosure at page 29. Please include your accounting policy for software development costs in your Summary of Significant
         Accounting Polices note, if material.
General

12. We note press releases on the company's website asserting that the Lifestyle Blueprint system "employs machine learning and neural network technology." However, no such disclosure appears in your registration statement. Clarify for us this discrepancy.
13. Your website also contains the following statement: "The initiative has already received rave reviews from initial investors, who are currently cashing in on a 2,000% ROI from a
         $200,000 seed investment over the past 22 months." Tell us the basis for this assertion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Alex J. Mannine
Vynleads, Inc.
October 19, 2018
Page 4

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at
(202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-7951 with any other questions.



FirstName LastNameAlex J. Mannine                         Sincerely,
Comapany NameVynleads, Inc.
                                                          Division of
Corporation Finance
October 19, 2018 Page 4                                   Office of
Telecommunications
FirstName LastName